SECURITI 07001558 IMISSION

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MAIL PROCESSING RECEIVED FEB 2 7 2007 WASH. D.C. 210 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Odd Lot Bonds, Inc. (f/k/a Atlantic Trading Partners, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18851 NE 29th Avenue Suite 762
(No. and Street)

Aventura (City) FL (State) 33180 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne Yagman (786) 787-0370
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name – if individual, state last, first, middle name)

1900 NW Corporate Blvd. Suite 300 E (Address) Boca Raton (City) Florida (State) 33431 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wayne Yagman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Odd Lot Bonds, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

NOTARY PUBLIC-STATE OF FLORIDA
Karen E. Symos
Commission # DD560210
Expires: JUNE 05, 2010
BONDED THRU ATLANTIC BONDING CO., INC.

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

ODD LOT BONDS, INC.
(F/K/A ATLANTIC TRADING PARTNERS, INC.)

FINANCIAL STATEMENTS

December 31, 2006

Odd Lot Bonds, Inc.
(F/K/A Atlantic Trading Partners, Inc.)
TABLE OF CONTENTS
DECEMBER 31, 2006

Goldstein
Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Odd Lot Bonds, Inc.
Aventura, Florida 33180

We have audited the accompanying statement of financial condition of Odd Lot Bonds, Inc. (formerly known as Atlantic Trading Partners, Inc.), as of December 31, 2006 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Odd Lot Bonds, Inc., as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goldstein Lewin & Co.

Boca Raton, Florida
February 24, 2007

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

ODD LOT BONDS, INC.
(F/K/A ATLANTIC TRADING PARTNERS, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	7,966
Receivable from Broker-Dealers and Clearing Organizations		71,724
Marketable Securities, at Market Value		77,366
Furniture and Office Equipment at Cost		
Less: Accumulated Depreciation of $9,627		1,001
Other Assets		1,575
	$	159,632

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	10,045
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common Stock, Par Value $.01 Per Share; Authorized 1,000,000 Shares; Issued 216,700 Shares		2,167
Additional Paid-in Capital		225,009
Accumulated Deficit		(77,589)
Total Stockholder's Equity		149,587
	$	159,632

The Accompanying Notes are an Integral
Part of These Financial Statements

ODD LOT BONDS, INC.
(F/K/A ATLANTIC TRADING PARTNERS, INC.)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUE		
Trading and Commission Income	$	375,332
Interest Income		20,523
		395,855
EXPENSES		
Employee Compensation and Benefits		160,852
Clearance Fees		101,377
Communications and Data Processing		27,307
Interest		2,812
Occupancy		29,532
Other Expenses		57,673
		379,553
Net Income	$	16,302

The Accompanying Notes are an Integral
Part of These Financial Statements

ODD LOT BONDS, INC.
(F/K/A ATLANTIC TRADING PARTNERS, INC.)
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2006	$ 2,167	$ 205,509	$ (56,891)	$ 150,785
Net Income	-	-	16,302	16,302
Contributions	-	19,500	-	19,500
Distributions	-	-	(37,000)	(37,000)
Balance, December 31, 2006	$ 2,167	$ 225,009	$ (77,589)	$ 149,587

The Accompanying Notes are an Integral
Part of These Financial Statements

ODD LOT BONDS, INC.
(F/K/A ATLANTIC TRADING PARTNERS, INC.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	16,302
Adjustments to Reconcile Net Income to Net Cash		
Provided By Operating Activities:		
Depreciation and Amortization		366
Change in Assets and Liabilities:		
(Increase)/Decrease In:		
Receivable from Broker-Dealers and Clearing Organizations		19,825
Marketable Securities		(11,289)
Increase In:		
Accounts Payable		(846)
Net Cash Provided By Operating Activities		24,358
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions by Stockholder		19,500
Distributions to Stockholder		(37,000)
Net Cash (Used In) Financing Activities		(17,500)
Increase in Cash		6,858
Cash:		
Beginning		1,108
Ending	$	7,966
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION		
Cash Payments for Interest	$	2,812

The Accompanying Notes are an Integral
Part of These Financial Statements

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Odd Lot Bonds, Inc. (the Company) (formerly known as Atlantic Trading Partners, Inc.) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Corporation incorporated February 10, 1997.

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Furniture and Office Equipment

Furniture and office equipment is stated at cost.

Depreciation is computed primarily on an accelerated basis over the estimated useful lives of the respective assets, generally three to seven years.

Marketable Securities

Marketable securities are valued at market value. Increases or decreases in net unrealized appreciation or depreciation of marketable securities owned are credited or charged to operations and is included in Trading and Commission Income on the statement of operations.

ODD LOT BONDS, INC.
(F/K/A ATLANTIC TRADING PARTNERS, INC.)
NOTES TO FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates and the differences could be material.

Cash and Cash Equivalents

The Company considers all highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents that are not held for sale in the ordinary course of business.

NOTE 2: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2006, consist of a broker receivable of $21,419 and interest receivable of $305.

The Company clears all of its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions. Any payables to broker-dealers ($7,977 at December 31, 2006), included in accounts payable, are normally collateralized by securities owned by the Company.

The Company's clearing agreement requires that the Company maintain a minimum deposit of $50,000, which can be in the form of cash, treasury bills or fully paid-for securities. At December 31, 2006 the clearing deposit amounted to $50,000 and is included in receivable from broker-dealers and clearing organizations on the statement of financial condition.

NOTE 3: MARKETABLE SECURITIES

Marketable securities owned consist of trading securities at market values as follows:

Obligations of U.S. Government	$	69,073
Corporate Securities		8,293
	$	77,366

ODD LOT BONDS, INC.
(F/K/A ATLANTIC TRADING PARTNERS, INC.)
NOTES TO FINANCIAL STATEMENTS

NOTE 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 5: CONTRACTUAL COMMITMENTS

The Company leases its office space and office amenities under a non-cancelable operating lease agreement, which expired December 31, 2006. Total rent expense for the year ended December 31, 2006 was $29,532. At December 31, 2006, the Company leases its office space on a month-to-month basis, with monthly rental payments of approximately $2,450, including common area maintenance and utilities.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $143,341, which was $43,341 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.

Goldstein
Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Odd Lot Bonds, Inc.
Aventura, Florida

We have audited the accompanying financial statements of Odd Lot Bonds, Inc.(F/K/A Atlantic Trading Partners, Inc.) as of and for the year ended December 31, 2006, and have issued our report thereon dated February 24, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Lewin & Co.

Boca Raton, Florida
February 24, 2007

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

ODD LOT BONDS, INC.
(F/K/A ATLANTIC TRADING PARTNERS, INC.)
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2006

AGGREGATE INDEBTEDNESS		
Accounts Payable	$	10,045
NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	149,587
Deductions:		
Nonallowable Assets		
Petty Cash		300
Furniture and Office Equipment, Net		1,001
Other Assets		1,575
Total Nonallowable Assets		2,876
Net Capital Before Haircuts on Securities Positions		146,711
HAIRCUTS ON SECURITIES POSITIONS:		
Obligations of U.S. Government		2,787
Corporate Stocks and Bonds		583
		3,370
Net Capital	$	143,341
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital	$	100,000
Excess Net Capital	$	43,341
Excess Net Capital at 1000%	$	142,337
Ratio of Aggregate Indebtedness to Net Capital	$	7.0%

ODD LOT BONDS, INC.
(F/K/A ATLANTIC TRADING PARTNERS, INC.)
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2006

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006).

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	136,141
Audit Adjustment to Reduce Accrued Liabilities		7,200
Net Capital Per Above	$	143,341

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2006 to December 31, 2006, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c-3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

Goldstein
Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

To the Stockholder
Odd Lot Bonds, Inc.
(F/K/A Atlantic Trading Partners, Inc.)
Aventura, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Odd Lot Bonds, Inc. (the "Company")(formerly known as Atlantic Trading Partners, Inc.), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operations of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Lewin & Co.

Boca Raton, Florida
February 24, 2007

ENT